United States Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

                   For the fiscal year ended December 31, 2007
                                             -----------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from _____ to _____


                        Commission file number 001-11001
                                               ---------

                          Citizens 401(k) Savings Plan
                          ----------------------------

                            (Full title of the Plan)


                         Citizens Communications Company
                                3 High Ridge Park
                                  P.O. Box 3801
                                Stamford, CT 06905
                         --------------------------------


                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive offices)

                          CITIZENS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2007 and 2006

         (With Report of Independent Registered Public Accounting Firm)


                          CITIZENS 401(k) SAVINGS PLAN



                                Table of Contents



                                                                                                                   Page
                                                                                                                   ----

Report of Independent Registered Public Accounting Firm                                                              1

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2007 and 2006                                    2

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007                  3

Notes to Financial Statements                                                                                       4-11

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2007                             12

Signature                                                                                                            13

Consent of Independent Registered Public Accounting Firm                                                             14




     * Schedules required by Form 5500 that are not applicable have not been included.

             Report of Independent Registered Public Accounting Firm



To the Participants and Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Schedule of Assets (Held at End of Year), as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ Insero & Company CPAs, P.C.
                                                  Certified Public Accountants


Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
June 27, 2008



                          CITIZENS 401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2007 and 2006


                                                                               2007                  2006
                                                                        -------------------   -------------------
Assets:
     Cash and Cash Equivalents:
        Uninvested Cash                                                 $         5,236       $       57,133
     Investments (note 3):
        Citizens Communications Company common stock                         45,619,389           56,348,759
        Mutual funds                                                        206,592,837          198,833,321
        Collective trusts                                                   138,288,173          137,350,003
        Participant loans                                                    15,331,796           15,795,960
        Brokerage accounts                                                      546,128              184,248
                                                                        -------------------   -------------------
                 Total investments, at fair value                           406,378,323          408,512,291
     Receivables:
        Receivable from Commonwealth Builder 401(k) Plan                     50,229,514                    -
        Employer contributions                                                  161,743              343,066
        Participant contributions                                               721,853            1,504,766
                                                                        -------------------   -------------------
                 Total receivables                                           51,113,110            1,847,832
                                                                        -------------------   -------------------

                 Net assets available for benefits, at fair value           457,496,669          410,417,256
                                                                        -------------------   -------------------
        Adjustment from fair value to contract value for
           interest in collective trust relating to fully benefit-
           responsive investment contracts                                     (434,665)             605,079
                                                                        -------------------   -------------------

                 Net assets available for benefits                      $   457,062,004       $  411,022,335
                                                                        ===================   ===================



                       See accompanying notes to financial
                                  statements.


                          CITIZENS 401(k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2007

Additions to net assets attributed to:                                          2007
                                                                         -------------------
     Investment income:
        Dividends                                                        $     27,980,901
        Interest                                                                1,024,916
        Net depreciation in fair value of investments (note 3)                (12,335,139)
                                                                         -------------------
                                                                               16,670,678
                                                                         -------------------
     Contributions:
        Participant                                                            21,276,487
        Employer                                                                5,074,962
        Rollover                                                                  877,191
                                                                         -------------------
                                                                               27,228,640
                                                                         -------------------
                 Total additions                                               43,899,318
                                                                         -------------------
Deductions from net assets attributed to:
     Distributions to participants                                            (48,089,163)
                                                                         -------------------
                 Total deductions                                             (48,089,163)
                                                                         -------------------

Transfer from Commonwealth Builder 401(k) Plan                                 50,229,514
                                                                         -------------------
Net increase in net assets available for benefits                              46,039,669
Net assets available for benefits:
     Beginning of year                                                        411,022,335
                                                                         -------------------
     End of year                                                         $    457,062,004
                                                                         ===================


                       See accompanying notes to financial
                                  statements.

                          CITIZENS 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2007 and 2006


     (1)  Description of the Plan

          General

          The following brief description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. Copies of the Plan document are available from the Plan sponsor.

          (a)  Background

               The Plan is a defined contribution plan sponsored and managed by Citizens Communications Company (the "Company"). Under the terms of the Plan, employees are eligible to participate in the Plan as of the first day of the month (the "entry date") immediately following the employee's completion of 30 days of service, provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer's payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

               On March 8, 2007, Citizens Communications Company acquired Commonwealth Telephone Enterprises, Inc. Effective December 31, 2007, the Commonwealth Builder 401(k) Plan was merged into the Plan. However, the funds had not been remitted to the Plan as of such date. Accordingly, the amounts due to the Plan are reflected as a Receivable from Commonwealth Builder 401(k) Plan in the Statement of Net Assets Available for Benefits as of December 31, 2007, and included as a Transfer from Commonwealth Builder 401(k) Plan in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. The funds were transferred from the Commonwealth Builder 401(k) Plan to the Plan during early January, 2008. The Plan merger resulted in a "blackout period" beginning December 20, 2007 and ending January 18, 2008 for the former participants of the Commonwealth Builder 401(k) Plan. During this period, the former participants of the Commonwealth Builder 401(k) Plan were unable to exercise the rights otherwise available under the Plan or the Commonwealth Builder 401(K) Plan.

          (b)  Contributions

               Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2007 was $15,500.

               In addition, eligible Frontier union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to (i) 50% of the participant's eligible compensation reduced by (ii) the percentage of eligible compensation deferred through elective pre-tax deferrals.

               All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section
               414(v) of the Internal Revenue Code ("IRC"). The maximum allowable catch-up contribution for 2007 was $5,000. No matching contributions are made with respect to a participant's catch-up contributions.

               The Company contributes 50% of each non-bargaining participant's contribution up to 6% of each participant's eligible compensation. Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. The Company contributions for non-union and certain union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

               For certain union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

               Supplemental Profit Sharing Matches may be contributed, contingent upon the Company exceeding certain financial targets. For each 1% above the Company's operating income plus depreciation and amortization ("EBITDA") goal approved by the Company's Board of Directors, the Company provides eligible employees with 0.5% of eligible pay in the form of a matching contribution into the 401(k) Plan, up to a maximum of 3%. Only non-union and certain union employees who have contributed at least 1% of their eligible pay during the year as elective deferrals are eligible for a Supplemental Profit Sharing Match. For the year ended December 31, 2007, the Company did not exceed its EBITDA goal and therefore no supplemental profit sharing match was made on behalf of the employees.

               In 2007, the Company offered a supplemental contribution under a Voluntary Separation Enhancement Program ("VSEP"). Employees who elected to participate in the VSEP received a contribution ranging from $1,000 up to a maximum of $25,000, depending on years of service.

          (c)  Participant Accounts

               Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) investment earnings or losses. Allocations are based on each participant's investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

          (d)  Vesting

               Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, or attainment of normal retirement age while an employee. Except as otherwise noted, for any other termination of employment, the vesting schedule for Company contributions and related earnings is as follows:

                                                          Vesting
                     Years of Service                   Percentage
                ------------------------------      ------------------

                Less than 2 years                             0%
                2 years but less than 3 years                40%
                3 years but less than 4 years                60%
                4 years but less than 5 years                80%
                5 years or more                             100%

               Frontier union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

          (e)  Participant Loans

               Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are after tax, and are credited to each participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. Any distribution following a participant's termination of employment is reduced by any loan balance outstanding at the time of such distribution.

          (f)  Payment of Benefits

               Inactive participants do not have the option to keep any portion of their account in the Plan beyond the attainment of age 70 1/2. Participants still employed by the Company at age 70 1/2, must take a full distribution of their balances on or before April 1st of the calendar year after they retire.

               Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000, the participant's balance will be distributed automatically at that time.

               In-service   withdrawals   are  also   permitted   under  limited
               circumstances such as attaining age 59 1/2 or financial hardship.

          (g)  Forfeitures

               Forfeitures of nonvested Company contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by the Company, with any excess being applied to reduce future contributions of the Company. For the year ended December 31, 2007, forfeited nonvested Company contributions totaled approximately $273,000. Forfeited nonvested Company contributions of $0 were used to fund Plan administrative expenses, and approximately $425,000 (including amounts remaining from prior years) was used to partially fund the Company contributions for the year ended December 31, 2007.

          (h)  Administrative Expenses

               The administrative expenses of the Plan are paid by the Plan or by the Company. The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

          (i)  Investments

               The Plan offered the following 17 investment options as of December 31, 2007:

                        Citizens Communications Company Common Stock
                        PIMCO Total Return Fund, Admin. Shares
                        PIMCO Long Term U.S. Government Fund, Admin.
                        Columbia Mid Cap Index, Z
                        JP Morgan Diversified Mid Cap Growth Fund
                        JP Morgan Mid Cap Value Fund, A
                        Morgan Stanley Institutional Small Company Growth
                           Portfolio, B
                        American Funds Europacific Growth Fund R5
                        Morgan Stanley Institutional U.S. Real Estate Fund, B
                        T. Rowe Price Stable Value Fund
                        T. Rowe Price Equity Index Trust
                        T. Rowe Price Equity Income Fund
                        T. Rowe Price Growth Stock Fund
                        T. Rowe Price Personal Strategy Balanced Fund
                        T. Rowe Price Personal Strategy Growth Fund
                        T. Rowe Price Personal Strategy Income Fund
                        T. Rowe Price TradeLink

               The Plan restricts a participant's ability to invest in Citizens Communications Company common stock if the value of the Company stock fund exceeds 15% of the total value of the participant's account. In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

          (j)  Mutual Fund Fees

               Investments in mutual funds are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

     (2)  Summary of Significant Accounting Policies

          (a)  Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

          (b)  Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. The preparation of these financial statements also requires the use of plan administrator estimates. Actual results may differ from these estimates.

          (c)  Investments

               The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan's interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at cost, which approximates fair value. In addition, the Plan offers a brokerage option, Tradelink, whereby participants invest in publicly traded mutual funds not offered directly by the Plan. The net depreciation in fair value of investments consists of the net realized gains and losses on the disposal of investments during 2007 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2007.

               Purchases  and sales of  securities  are recorded on a trade-date
               basis.   Interest  income  is  recorded  on  the  accrual  basis.
               Dividends are recorded on the dividend date.

          (d)  Fully Benefit-Responsive Investment Contracts

               As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain
               Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

          (e)  Benefits Paid

               Distributions to participants are recorded when paid.

          (f)  Risks and Uncertainties

               The Plan offers a number of investment options including the Company's common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

               The Plan's exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Company Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

          (g)  New Accounting Pronouncements

               In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan's financial statements.

     (3)  Investments

          The following presents investments at fair value that represent 5% or more of the Plan's net assets at the end of year:

                                                                                 2007                     2006
                                                                            ----------------        ------------------

Citizens Communications Company Common Stock Fund:
   Participant-Directed, 3,439,290 and 3,770,805 shares,
      respectively                                                          $    43,782,154         $      54,186,468
   Company-Directed, 144,323 and 150,473 shares, respectively                     1,837,235                 2,162,291

PIMCO Total Return Fund, Admin. Shares                                           26,886,218                26,133,941
Morgan Stanley Institutional International Equity Portfolio, B                            -                32,703,399
T. Rowe Price Growth Stock Fund                                                  33,080,524                29,677,168
T. Rowe Price Stable Value Fund                                                  73,543,161                70,581,648
T. Rowe Price Equity Index Trust                                                 64,745,012                66,768,355
T. Rowe Price Equity Income Fund                                                        ***                21,817,534
American Funds Europacific Growth R5                                             33,891,025                         -
*** Fund represents less than 5% of the Plan net assets at end of year

          Citizens Communications Company Common Stock Fund includes investments in Citizens Communications common stock and additional uninvested cash.

          During 2007, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $12,335,139 as follows:

                                                     2007
                                                ----------------
                Common stock                    $    (5,818,444)
                Mutual funds                        (10,083,250)
                Collective trusts                     3,566,555
                                                ----------------
                                                $   (12,335,139)
                                                ================


     (4)  Company-Directed Investments

          Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                  2007                     2006
                                                           -----------------        -----------------
Assets:
      Common stock of the Company at December 31           $    1,837,235           $    2,162,291
                                                           =================        =================

Changes in assets:
      Dividends                                            $      142,760           $      203,639
      Net change in fair value of investments                    (313,607)                 429,910
      Distributions to participants                              (154,209)              (1,631,739)
                                                           -----------------        -----------------
           Change in assets                                $     (325,056)          $     (998,190)
                                                           =================        =================

     (5)  Related Party Transactions

          Certain Plan assets are invested in shares of mutual funds and collective trust funds that are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, transactions involving these assets qualify as party-in-interest transactions. There were no trustee fees paid by the Company to T. Rowe Price for the years ended December 31, 2007 and 2006.

     (6)  Plan Termination

          Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

     (7)  Tax Status

          The Plan received a favorable determination letter from the Internal Revenue Service dated January 9, 2006, indicating that it meets the requirements of Section 401(a) and 501(a) of the Internal Revenue Code ("IRC") and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter and has applied for a new determination letter as of January 31, 2008. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

     (8)  Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2007:

Net Assets Available for Benefits per the Financial Statements                $   457,062,004

Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive
   investment contracts                                                               434,665
                                                                              ------------------
Net Assets Available for Benefits per the Form 5500                           $   457,496,669
                                                                              ==================
Net Increase in Net Assets Available for Benefits per the
   Financial Statements                                                       $    46,039,669

Change in adjustment from contract value to fair value for
   interest in collective trust relating to fully benefit-responsive
   investment contracts                                                             1,039,744
                                                                              ------------------
Net Income per the Form 5500                                                  $    47,079,413
                                                                              ==================



     (9)  Subsequent Event

          Effective July 31, 2008,  Citizens  Communications  Company ("CZN") is
          changing  its  name  and  stock  symbol  to  Frontier   Communications
          Corporation ("FTR").



                          CITIZENS 401(k) SAVINGS PLAN
                           EIN #: 06-0619596 Plan #005
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2007

(a)                (b)                                                   (c) and (d)                                      (e)
           Identity of Issuer                                      Description of Investment                        Current Value
----------------------------------------------------------------------------------------------------------------------------------
*  Citizens Communications Company                             Common Stock; 3,583,613 shares; cost at $42,781,751   $  45,619,389
                                                                                                                     -------------

*  T. Rowe Price TradeLink                                     Brokerage Accounts; 546,128 shares                          546,128
                                                                                                                     -------------

   American Funds Europacific Growth Fund R5                   Mutual Fund; 666,228 shares                              33,891,025
   Columbia Mid Cap Index, Z                                   Mutual Fund; 626,358 shares                               7,372,232
   PIMCO Total Return Fund, Admin. Shares                      Mutual Fund; 2,515,081 shares                            26,886,218
   JP Morgan Diversified Mid Cap Growth Fund                   Mutual Fund; 581,247 shares                              12,868,817
   JP Morgan Mid Cap Value Fund, A                             Mutual Fund; 404,953 shares                               9,783,667
   PIMCO Long Term U.S. Government Fund, Admin.                Mutual Fund; 378,524 shares                               4,175,124
   Morgan Stanley Institutional Small Company Growth
      Portfolio, B                                             Mutual Fund; 1,476,463 shares                            18,293,372
   Morgan Stanley Institutional U.S. Real Estate Fund, B       Mutual Fund; 646,903 shares                              10,046,406
*  T. Rowe Price Personal Strategy Balance Fund                Mutual Fund; 652,171 shares                              12,560,817
*  T. Rowe Price Personal Strategy Incoome Fund                Mutual Fund; 408,853 shares                               6,414,908
*  T. Rowe Price Growth Stock Fund                             Mutual Fund; 982,784 shares                              33,080,524
*  T. Rowe Price Equity Income Fund                            Mutual Fund; 805,444 shares                              22,632,971
*  T. Rowe Price Personal Strategy Growth Fund                 Mutual Fund; 351,340 shares                               8,586,756
                                                                                                                     -------------
                                                               Total mutual funds                                      206,592,837

*  T. Rowe Price Stable Value Fund                             Collective Trust; 73,108,496 shares                      73,543,161
*  T. Rowe Price Equity Index Trust                            Collective Trust; 1,443,590 shares                       64,745,012
                                                                                                                     -------------
                                                               Total collective trusts                                 138,288,173
                                                                                                                     -------------

*  Participant loans                                           3,480 loans, maturing in 1 to 17 years, with
                                                               interest rates ranging from 4.0% to 9.5%                 15,331,796
                                                                                                                     -------------

                                                                                                                     $ 406,378,323
                                                                                                                     =============
   * Party-in-interest as defined by ERISA


                          See accompanying independent
                               auditors' report.

                          CITIZENS 401(k) SAVINGS PLAN



                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                           Citizens 401(k) Savings Plan





                           By   /s/  Robert J. Larson
                             ----------------------------------------

                                     Robert J. Larson

                           Senior Vice President and Chief Accounting Officer (On behalf of Citizens Communications Company as Plan Administrator)


June 27, 2008

            Consent of Independent Registered Public Accounting Firm




We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 33-48683, 333-91054, and 333-151246) of Citizens Communications
Company of our report dated June 27, 2008, relating to the statements of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, which report appears in the Annual Report on Form 11-K.



                                             /s/ Insero & Company CPAs, P.C.
                                                 Certified Public Accountants



Rochester, New York
June 27, 2008